UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)1

OpGen, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68373L406

(CUSIP Number)

DAVID E. LAZAR

30B, Tower 200

The Towers, Winston Churchill

San Francisco, Paitilla,

Panama City, Panama 07196

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 10,000[1]
		8	SHARED VOTING POWER -0-
		9	SOLE DISPOSITIVE POWER 10,000[1]
		10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent[1]
14	TYPE OF REPORTING PERSON IN

(1)	The information set forth in this Amendment No. 3 is inclusive of a reverse stock split effected by the Issuer as of May 20, 2024.

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. As a result of the transactions described herein, the filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

10,000 Shares were granted by the Issuer to the Reporting Person pursuant to the Issuer’s 2015 Equity Incentive Plan. The aggregate purchase price of the 10,000 Shares directly owned by the Reporting Person is zero dollars.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (e) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,348,974 shares of Common Stock outstanding as of July 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 8, 2024.

A.	Reporting Person

(a)	As of the close of business on August 1, 2024, the Reporting Person beneficially owned 10,000 Shares.

Percentage: Less than one percent

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of the closing of the AEI Transaction (as defined below) on July 30, 2024, the Reporting Person ceased to beneficially own more than 5% of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 30, 2024, the Reporting Person entered into a Securities Purchase Agreement with AEI Capital Group, a third party (the “AEI Transaction”), pursuant to which the Reporting Person sold (i) 550,000 shares of Series E Convertible Preferred Stock, $0.01 par value per share of the Issuer (the “Series E Preferred Stock”) and (ii) the rights to acquire an additional 2,450,000 shares of Series E Preferred Stock for $2,450,000 under the SPA. The foregoing description of the AEI Transaction herein is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is filed as an exhibit to this Amendment No. 3 and is incorporated by reference herein.

Item 7.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

99.2	Form of Securities Purchase Agreement, dated as of July 30, 2024, by and between David Lazar and AEI Capital Group.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

/s/ David E. Lazar
DAVID E. LAZAR

3